EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirteen Weeks ended		Fiscal Year ended
	May 5,	Apr. 29,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
	2007	2006	2007	2006	2005	2004	2003
NET EARNINGS
Income before cumulative effect of
accounting change	$17	$59	$247	$263	$255	$209	$162
Income tax expense	10	34	145	142	119	115	84
Interest expense, excluding
capitalized interest	5	5	23	23	22	26	33
Portion of rents deemed
representative of the interest factor	54	53	214	210	202	177	164
	$86	$151	$629	$638	$598	$527	$443
FIXED CHARGES
Gross interest expense	$5	$5	$23	$23	$22	$26	$33
Portion of rents deemed
representative of the interest factor	54	53	214	210	202	177	164
	$59	$58	$237	$233	$224	$203	$197
RATIO OF EARNINGS TO FIXED
CHARGES	1.5	2.6	2.7	2.7	2.7	2.6	2.2